Cyclone Power Technologies, Inc.

'RW'

November 14, 2012

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:	Amanda Ravitz, Assistant Director Joseph McCann

Re:	Cyclone Power Technologies, Inc. (the "Company") Registration Statement on Form S-1 File number 333-184402

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Company hereby applies for an order granting the immediate withdrawal of the foredescribed Registration Statement, together with all exhibits thereto. The Registration Statement was originally filed with the Securities and Exchange Commission on October 12, 2012.

The Registration Statement was filed to register shares of the Company's common stock issuable in connection with the Company’s equity line. The Registration Statement is being withdrawn as a result of the Staff’s comment concerning the equity line structure.

The Registration Statement has never been declared effective and no shares have been sold pursuant to the Registration Statement. Should you have any question, please do not hesitate to contact Joel D. Mayersohn, legal counsel to the Company, at 954-462-4150.

Sincerely,

/s/ Christopher Nelson

Christopher Nelson, President

cc:	Joel D. Mayersohn, Esq.